UNITED STATES OF AMERICA
                                   before the
                        SECURITIES AND EXCHANGE COMMISSION

                                        :
 In the Matter of                       :
                                        :
 AMERICAN ELECTRIC POWER COMPANY, INC.  :       CERTIFICATE
     Columbus, Ohio  43215              :           OF
                                        :       NOTIFICATION
            (70-5943)                   :
                                        :
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935:


         THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated October 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated October 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987; HCAR No. 25233, dated December 27, 1990; HCAR No. 25936, dated December 1, 1993; HCAR No. 26516 dated May 10, 1996; HCAR No. 26553, dated August 13, 1996; HCAR No. 27186, dated June 14, 2000 in file 70-9381; and HCAR No. 27258, dated December 19, 2000) during the period from January 1, 2004, through March 31, 2004, the Company issued a total of -0- shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of EquiServe Trust Company, N.A. ("EquiServe")], at a total purchase price of $-0-, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, EquiServe, as Agent under the Plan, purchased on the open market for the accounts of participants a total of 296,290 shares of the Company's Common Stock, at a total purchase price of $9,954,052.26. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.


                           AMERICAN ELECTRIC POWER COMPANY, INC.


                           By: ____/s/ Thomas G. Berkemeyer__________________
                                     Assistant Secretary
Dated:  August 16, 2004

                                  SCHEDULE I
                                      to
                     CERTIFICATE OF NOTIFICATION (#70-5943)
                                      of
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                  For the Period January 1 - March 31, 2004

TRANSACTIONS THIS PERIOD:

                           - ORIGINAL ISSUE SHARES -

                     SHARES                 PRICE             TOTAL
     PERIOD          ISSUED               PER SHARE       PURCHASE PRICE
    TOTAL O/I
    PURCHASE         -0-                                      $ -0-

                           - OPEN MARKET PURCHASES -

                     SHARES            AVERAGE PRICE            TOTAL
       DATE        PURCHASED             PER SHARE         PURCHASE PRICE
     01/06/04          4,836                30.487             147,435.13
     01/13/04          5,197                31.025             161,236.92
     01/20/04          2,251                31.131              70,074.81
     01/27/04          8,424                31.841             268,227.96
     02/03/04          8,305                33.498             278,199.38
     02/10/04          3,642                33.267             121,158.41
     02/17/04          1,527                34.172              52,180.64
     02/24/04          6,739                33.333             224,628.00
     03/02/04          5,059                34.500             174,535.50
     03/05/04         30,000                33.982           1,019,460.00
     03/08/04         30,000                33.970           1,019,100.00
     03/09/04         35,000                33.872           1,185,520.00
     03/09/04          3,230                33.824             109,251.52
     03/10/04         35,000                34.250           1,198,750.00
     03/11/04         35,000                33.835           1,184,225.00
     03/12/04         35,000                33.449           1,170,715.00
     03/15/04         34,848                33.404           1,164,062.59
     03/16/04          4,157                33.457             139,080.04
     03/23/04          3,182                33.071             105,231.66
     03/30/04          4,893                32.900             160,979.70
                       -----                                   ----------
TOTAL O/M PURCHASE   296,290                                $9,954,052.26
                     =======                                =============

                           - TOTAL ACTIVITY THIS PERIOD -

                          SHARES                      TOTAL
                        PURCHASED                PURCHASE PRICE
O/I Shares                 -0-                    $   -0-
O/M Purchases            296,290                  $9,954,052.26
                         -------                  -------------

TOTAL ACTIVITY           296,290                  $9,954,052.26
                         =======                  =============

SCHEDULE I to CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period January 1 - March 31, 2004
PAGE TWO


CUMULATIVE SUMMARY OF TRANSACTIONS:

                      - ORIGINAL ISSUE SHARES -

                                         SHARES                  TOTAL
                                         ISSUED             PURCHASE PRICE

Totals from last report                47,773,594          $1,008,340,148.37
Transactions this period                    -0-                     -0-

   Total Original Issue Shares         47,773,594          $1,008,340,148.37
                                       ==========          =================


                           - OPEN MARKET PURCHASES -

                                         SHARES         TOTAL
                                         ISSUED     PURCHASE PRICE

Totals from last report               28,491,691    $895,993,469.25
Transactions this period                 296,290       9,954,052.26
                                      ---------     ---------------

   Total Open Market Shares           28,787,981    $905,947,521.51
                                      ==========    ===============